SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A


                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                                 TRIBUNE COMPANY
                                 ---------------
             (Exact name of registrant as specified in its charter)


               Delaware                                    36-1880355
               --------                                    ----------
(State of Incorporation or Organization)       (IRS Employer Identification No.)


435 North Michigan Avenue, Chicago, Illinois                  60611
--------------------------------------------                  -----
 (Address of principal executive offices)                  (Zip Code)



If this Form relates to the registration of      If this Form relates to the
a class of debt securities and is effective      registration of a class of debt
upon filing pursuant to General Instruction      securities and is to become
A(c)(1) please check the following box. |_|      effective simultaneously with
                                                 the effectiveness of a
                                                 concurrent registration
                                                 statement under the Securities
                                                 Act of 1933 pursuant to General
                                                 Instruction A(c)(2) please
                                                 check the following box.  |_|


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of Each Class                        Name of Each Exchange on Which
     to be so Registered                        Each Class is to be Registered
     -------------------                        ------------------------------
Series A Junior Participating                       New York Stock Exchange
Preferred Stock Purchase Rights                     Chicago Stock Exchange
                                                    Pacific Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of Class)

Item 1.  Description of Securities To Be Registered.
         -------------------------------------------

     On January 15, 1997, Tribune Company (the "Company") effected a two-for-one stock split in the form of a 100% stock distribution to shareholders of record on December 27, 1996. The following description of the Company's preferred share purchase rights gives effect to the adjustments resulting from such stock splits.

     On December 22, 1987, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock (the "Common Shares"), of the Company. The dividend was paid on January 5, 1988 (the "Record Date") to the record holders of Common Shares on that date. Each Right originally entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Series A Preferred Shares"), of the Company, at a price of $150 per one one-hundredth of a Series A Preferred Share (the "Purchase Price"), subject to adjustment. As a result of the stock split, each Right currently entitles the registered holder to purchase one two-hundredth of a Series A Preferred Share at a price of $75.00 per one two-hundredth of a Series A Preferred Share. The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 22, 1987, as amended (the "Rights Agreement"), between the Company and The First National Bank of Chicago, as Rights Agent.

     The Rights are represented by the certificates for Common Shares and are not exercisable or transferable apart from the Common Shares until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Robert R. McCormick Charitable Trust or the Robert R. McCormick Cantigny Trust, which together own approximately 18.4% of the Common Shares (collectively, the "Trusts"))(an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding Common Shares (unless the Board of Directors determines in good faith that a person or group of persons who would otherwise be an Acquiring Person has become such inadvertently and that person or group divests as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person) or (ii) 10 days following the commencement of, or announcement of an intention of any person to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons (other than the Trusts) of 10% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date").

                  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 5, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in a Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the fractions of a Series A Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 200 times the payment made per Common Share. Each Series A Preferred Share will have 200 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Series A Preferred Share will be entitled to receive 200 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of the one two-hundredth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value as of the date such person becomes an Acquiring Person of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons (other than the Trusts) of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a Series A Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.


     At any time prior to the acquisition by a person or group of affiliated or associated persons (other than the Trusts) of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to increase the threshold for exercisability of the Rights from 10% to no more than 20%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.005 per Right prior to the time that there is an Acquiring Person.

     The Rights Agreement, dated as of December 22, 1987, between the Company and The First National Bank of Chicago, as Rights Agent, specifying the terms of the Rights (including a summary of the Rights as an exhibit thereto), the First Amendment to Rights Agreement dated as of July 31, 1990 and the Second Amendment to Rights Agreement dated as of October 31, 1990 are incorporated herein by reference. The Certificate of Adjustment dated as of January 15, 1997 is filed as an exhibit hereto. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.  Exhibits.
         ---------

 The following items are filed as exhibits to the Registration Statement:

  Exhibit
  Number     Description of Document
  -------    -----------------------

    4        Rights Agreement (the "Rights Agreement")      Incorporated by
             between Tribune Company and The First          reference to
             National Bank of Chicago, as Rights Agent,     Tribune's Form 8-K
             dated as of December 22, 1987.                 current report dated
                                                            January 6, 1988.

             First Amendment to Rights Agreement            Incorporated by
             dated as of July 31, 1990.                     reference to
                                                            Tribune's Form 10-Q
                                                            Quarterly Report for
                                                            the quarter ended
                                                            July 1, 1990.

             Second Amendment to Rights Agreement           Incorporated by
             dated as of October 31, 1990.                  reference to
                                                            Tribune's Form 10-Q
                                                            Quarterly Report for
                                                            the quarter ended
                                                            September 30, 1990.
    4.1      Certificate of Adjustment to the Rights
             Agreement dated as of January 15, 1997.

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TRIBUNE COMPANY
                                        (Registrant)


Date: January 15, 1997                  /s/ Crane H. Kenney
                                        -------------------
                                        Crane H. Kenney
                                        Vice President, General Counsel and
                                        Secretary

                                  EXHIBIT INDEX
                                  -------------

  Exhibit
  Number     Description of Document
  -------    -----------------------

    4        Rights Agreement (the "Rights Agreement")      Incorporated by
             between Tribune Company and The First          reference to
             National Bank of Chicago, as Rights Agent,     Tribune's Form 8-K
             dated as of December 22, 1987.                 current report dated
                                                            January 6, 1988.

             First Amendment to Rights Agreement            Incorporated by
             dated as of July 31, 1990.                     reference to
                                                            Tribune's Form 10-Q
                                                            Quarterly Report for
                                                            the quarter ended
                                                            July 1, 1990.

             Second Amendment to Rights Agreement           Incorporated by
             dated as of October 31, 1990.                  reference to
                                                            Tribune's Form 10-Q
                                                            Quarterly Report for
                                                            the quarter ended
                                                            September 30, 1990.
    4.1      Certificate of Adjustment to the Rights
             Agreement dated as of January 15, 1997.